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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25

SEC FILE NUMBER

CUSIP NUMBER: 286600 10 1

                           NOTIFICATION OF LATE FILING

(Check  One):  Form 10-K Form 20-F Form 11-K [X] Form 10-Q Form N-SAR

For Period Ended:  2-28-01

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition  Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition  Report on Form N-SAR For the Transition

Period Ended: ___________________

Read  Instruction  (on back page)  Before  Preparing  Form.
Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herin. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant:       Elite Technologies, Inc.

Former Name if Applicable:      NA

Address of Principal Executive Office:

       (Street and Number)                    (City, State and Zip Code)
       -------------------                    --------------------------
5050 Oakbrook Parkway, Suite 100                    Norcross, GA 30093


PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) x

               (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

               (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth

               (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The registrant has experienced a delay in completing the financial statement and Management's Discussion and Analysis portions of its Form 10-Q for the quarter ended February 28, 2001 which delay could not be overcome without unreasonable effort and expense for the following reason:

Since the close of the last quarter, the registrant was required to re-file its 10-K for period ended May 31, 2000 and 10-Q's for periods ending August 31, 2000 and November 30, 2000, respectively, which affected a change in the financials for the 10-Q ended February 28, 2001. Our accountants have, therefore, been delayed in filing the 10-Q ended February 28, 2001.

                                                 (Attach Extra Sheets if Needed)

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Scott Schuster                 770                 559-4975
      --------------                 ---                 --------
          (Name)                 (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ]Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

[GRAPHIC OMITTED]

                            Elite Technologies, Inc.
                           ------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized. Date 4/16/01 By Scott Schuster
                               -------    --------------

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (orther than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

International misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                              General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly indentified as an amended notification.

5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this Chapter).

http://www.sec.gov/divisions/corpfin/forms/12b-25.htm
Last update: 07/20/2000